EXHIBIT 99.1 15 March 2019 National Grid Submits Response to RIIO T2 Consultation Following our announcement on 18 December, we have now submitted our response to Ofgem on the sector specific methodology consultation for RIIO-T2. The overall framework proposals set out by Ofgem in the sector specific consultation are a step in the right direction but we are concerned that as currently set out, the proposals will not bring about the change consumers need. Our vision is of an energy future where bills are kept low for consumers, energy is decarbonised, innovation is encouraged and which together support the growth and prosperity of the UK economy. In our response we outline the importance of a framework that fairly reflects the risk-return balance for consumers and investors alike. Specifically, we show that rectifying the individual errors in the current proposal, taking a balanced view of the full suite of evidence and removing the unjustified 50 basis points outperformance adjustment results in an allowed return on equity of 5.5% (real RPI basis). We also highlight that incentive based regulation has driven at least £15bn of long term consumer value in electricity transmission over the last 25 years and encourage Ofgem to re-embrace the concept of incentivisation to deliver innovation and efficiency. The changes we propose are in the long-term interests of consumers and will better enable the transition to a secure, resilient, low carbon energy system. A summary of our response to the consultation is available on our website https://investors.nationalgrid.com/riio-2. Investors and Analysts Aarti Singhal +44 (0) 20 7004 3170 (d) +44 (0) 7989 492 447 (m) Tom Edwards +44 (0) 20 7004 3460 (d) +44 (0) 7976 962 791 (m) Media Sean Kemp +44 (0) 7960 012356 (m) Restricted - External

Restricted - External CAUTIONARY STATEMENT This announcement contains certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. These statements include information with respect to National Grid’s (the Company) financial condition, its results of operations and businesses, strategy, plans and objectives. Words such as ‘aims’, ‘anticipates’, ‘expects’, ‘should’, ‘intends’, ‘plans’, ‘believes’, ‘outlook’, ‘seeks’, ‘estimates’, ‘targets’, ‘may’, ‘will’, ‘continue’, ‘project’ and similar expressions, as well as statements in the future tense, identify forward-looking statements. These forward-looking statements are not guarantees of National Grid’s future performance and are subject to assumptions, risks and uncertainties that could cause actual future results to differ materially from those expressed in or implied by such forward-looking statements. Many of these assumptions, risks and uncertainties relate to factors that are beyond National Grid’s ability to control, predict or estimate precisely, such as changes in laws or regulations, including any arising as a result of the United Kingdom's exit from the European Union, announcements from and decisions by governmental bodies or regulators, including proposals relating to new price controls and the separation of the role of the UK electricity system operator as well as increased political and economic uncertainty; the timing of construction and delivery by third parties of new generation projects requiring connection; breaches of, or changes in, environmental, climate change and health and safety laws or regulations, including breaches or other incidents arising from the potentially harmful nature of its activities; network failure or interruption, the inability to carry out critical non network operations and damage to infrastructure, due to adverse weather conditions including the impact of major storms as well as the results of climate change, due to counterparties being unable to deliver physical commodities, or due to the failure of or unauthorised access to or deliberate breaches of National Grid’s IT systems and supporting technology; performance against regulatory targets and standards and against National Grid’s peers with the aim of delivering stakeholder expectations regarding costs and efficiency savings, including those related to investment programmes and internal transformation, cost efficiency and remediation plans; and customers and counterparties (including financial institutions) failing to perform their obligations to the Company. Other factors that could cause actual results to differ materially from those described in this announcement include fluctuations in exchange rates, interest rates and commodity price indices; restrictions and conditions (including filing requirements) in National Grid’s borrowing and debt arrangements, funding costs and access to financing; regulatory requirements for the Company to maintain financial resources in certain parts of its business and restrictions on some subsidiaries’ transactions such as paying dividends, lending or levying charges; inflation or deflation; the delayed timing of recoveries and payments in National Grid’s regulated businesses and whether aspects of its activities are contestable; the funding requirements and performance of National Grid’s pension schemes and other post-retirement benefit schemes; the failure to attract, train or retain employees with the necessary competencies, including leadership skills, and any significant disputes arising with National Grid’s employees or the breach of laws or regulations by its employees; the failure to respond to market developments, including competition for onshore transmission, the threats and opportunities presented by emerging technology, development activities relating to changes in the energy mix and the integration of distributed energy resources; and the need to grow the Company’s business to deliver its strategy, as well as incorrect or unforeseen assumptions or conclusions (including unanticipated costs and liabilities) relating to business development activity, including assumptions in connection with the Company’s sale of the remaining Cadent stake. For further details regarding these and other assumptions, risks and uncertainties that may impact National Grid, please read the Strategic Report section and the ‘Risk factors’ on pages 193 to 196 of National Grid’s most recent Annual Report and Accounts, as updated by National Grid’s unaudited half-year financial information for the six months ended 30 September 2018 published on 8 November 2018. In addition, new factors emerge from time to time and National Grid cannot assess the potential impact of any such factor on its activities or the extent to which any factor, or combination of factors, may cause actual future results to differ materially from those contained in any forward-looking statement. Except as may be required by law or regulation, the Company undertakes no obligation to update any of its forward-looking statements, which speak only as of the date of this announcement. Restricted - External